UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC File Number:  000-50502
CUSIP Number:  776650 202
NOTIFICATION OF LATE FILING

(Check One):
|_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q |_| Form 10-D |_| Form N-SAR |_| Form N-CSR

For Period Ended: March 31, 2017

|_|           Transition Report on Form 10-K
|_|           Transition Report on Form 20-F
|_|           Transition Report on Form 11-K
|_|           Transition Report on Form 10-Q
|_|           Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A

PART I
REGISTRANT INFORMATION

root9B Holdings, Inc.
Full Name of Registrant

Former Name if Applicable

102 N. Cascade Avenue, Suite 220
Address of Principal Executive Office (Street and Number)

Colorado Springs, CO 80919
City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

|X|	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

root9B Holdings, Inc. (the “Company”) has determined it will not be able to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2017 within the prescribed time period without unreasonable effort or expense.

As discussed in Note 3 to the financial statements of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (the “Form 10-K”), the Company has been engaged in various efforts to sell operations outside of its’ Cyber Solutions segment. On December 15, 2016, the Company entered into a plan to divest its Energy Solutions segment, consistent with its previously announced plan to become a “pure-play” cybersecurity company. On December 31, 2016, we sold our CEI subsidiary, and on April 30, 2017, the Company completed the sale of our Canadian subsidiary, IPSA International, Inc. which was wholly owned by IPSA International Services, Inc. (“IPSA”).

Under the applicable accounting guidance related to discontinued operations, the Company was required to report the operations of CEI and IPSA as discontinued operations, net of tax in the consolidated statements of operations and to reclassify certain assets and liabilities as “held for sale” in the consolidated balance sheets for all periods presented within the Form 10-K. As a result of these accounting requirements related to discontinued operations, the consolidation of our accounting operations into one location, the accounting complexities surrounding certain amendments to the sale of secured, convertible promissory notes issued in connection with a private placement completed during March, 2017, and management’s attention to the divestiture of the remaining noncore Cyber assets, additional time is required for the Company to complete the review and preparation of its financial statements.

PART IV
OTHER INFORMATION

William Hoke	(602) 889-1137
(Name)	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
|X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|_| Yes |X| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

root9B Holdings, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2017
ROOT9B HOLDINGS, INC. By: /s/ William Hoke

William Hoke Chief Financial Officer